February 4, 2008

Teresa F. Santos
General Counsel
TheStreet.com
14 Wall Street, 15th Floor
New York, NY 10005

> **Re: TheStreet.com**
> **Commission File Number: 0-25779**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2007**

Dear Ms. Santos:

We have reviewed your correspondence dated January 18, 2008 and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Prior Comment 1

1. Please provide us a more comprehensive analysis demonstrating when the preliminary project stage for the redesign of TheStreet.com website was completed and the appropriateness of the costs that you have capitalized for this redesign during the first quarter of 2007. Completion of the preliminary project stage appears to be required, in part, to begin capitalization of costs, pursuant to paragraph 27 of SOP 98-1.

    You indicate in the table on page 8 of your December 7, 2007 correspondence that you have capitalized costs in connection with the graphics development stage beginning in January 2007. However, your most recent response states that the planning phase was completed on February 9, 2007. We additionally note the announcement by HUGE, Inc. on April 13, 2007 regarding the commencement of its relationship with you, which appears to indicate that the planning phase may have extended through at least this date.

    In addition, we have reviewed the Research Findings Document plan that you have provided us together with the "planning stage" section of Exhibit 00-2A to EITF 00-2. Based on this review, it appears that significant further activities past the Research Findings Document may have been required to finish the planning stage.

Based on the above, it is not clear what costs would have been capitalized in the first quarter of 2007, and why capitalization was appropriate. It appears that the amount capitalized may be material based upon the disclosure on page 24 of your first quarter Form 10-Q. Accordingly, please provide us a more comprehensive analysis demonstrating when the preliminary project stage for the redesign of TheStreet.com website was completed and the appropriateness of the costs that you have capitalized for this redesign during the first quarter of 2007.

<u>Prior Comment 6</u>

2. You state as part of factor number two that "Similarly, the fact that the referenced agreements do not contain equity based compensation is not wholly uncommon within the Company among similarly situated executives as the Company maintains limited compensatory equity grants even among its executives." Please provide us a brief analysis that expands upon your assertion that similarly situated executives have not received equity based compensation in connection with the execution of employment agreements.

You may contact the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief